Exhibit 99.1

April 8, 2019

Dear Shareholders,

2018 was an excellent year for ReneSola, as we executed on the business transformation strategy we initiated fifteen months ago. Strong operating and financial results reflect growing business momentum and improving earnings power. Although revenue declined 6% year-over-year, we meaningfully improved our profitability. Operating and net profit grew 137% and 59%, respectively. In 2018, we successfully connected 27.2 MW of DG projects in China, 58.4 MW of DG projects in Europe, and 6.8 MW of solar power projects in the U.S. Furthermore, our healthy balance sheet provides the financial flexibility to drive growth. Our global late-stage pipeline increased to 772.5 MW, while our total project pipeline is a robust 1.7 GW.

We are enthusiastic about our opportunities around the world. With our talented team, diversified geographic coverage and track record of success at every stage of project development, we are well-positioned to deliver profitable growth in the years ahead.

Full Year 2018 Highlights

Below are financial and operating highlights for the full year 2018. The modest revenue decline was more than offset by improving margins and solid expense control, resulting in attractive growth in operating income, EBITDA, and net income.

	2018 ($ millions)	2017 ($ millions)	Y/Y Change
Revenue	$96.9	$103.0	-6%
Gross Profit	$28.1	$14.1	+99%
Operating Income	$15.5	$6.6	+137%
EBITDA	$21.1	$11.6	+82%
Income before Income Tax and Noncontrolling interests from continuing operations	$4.9	$3.5	+39%
Net Income from continuing operations	$5.1	$3.2	+59%

•	Revenue decreased 6% to $96.9 million from $103.0 million in 2017;
•	Key constituents of revenue:
o	$48.8 million from Project Development business
o	$29.3 million from IPP business
o	$18.5 million from EPC services for DG projects in China
•	Gross margin was 29.0%, compared to 13.7% in 2017;
•	Income before income tax and noncontrolling interests was $ 4.9 million, compared to $3.5 million in 2017;
•	Connected 27.2 MW of rooftop projects in China;
•	Connected 58.4 MW of DG projects in Poland, Hungary and France;
•	Connected 6.8 MW solar projects and sold 13.7 MW community solar projects rights in U.S.;
•	Sold 18.5 MW solar projects in UK;
•	Solar power project pipeline of approximately 1.7 GW, of which 772.5 MW are late-stage projects.

ReneSola Q4 and Full Year 2018 Letter to Shareholders

Fourth Quarter 2018 Highlights

Below are financial and operating highlights for the fourth quarter of 2018.

	Q4 2018 ($ millions)	Q3 2018 ($ millions)	Q/Q Change
Revenue	$5.6	$18.8	-70%
Gross Profit	$2.9	$8.6	-67%
Operating Income (loss)	($1.9)	$5.7	-133%
EBITDA	($1.0)	$7.9	-113%
Income (loss) before Income Tax and Noncontrolling interests from continuing operations	($4.5)	$3.6	-227%
Net Income from continuing operations	($4.3)	$3.6	-221%

•	Revenue was $5.6 million, below the guidance range of $20 to $30 million;
•	Key constituents of revenue:
o	$2.5 million from the Project Development business
o	$5.4 million from the IPP business, primarily from the sale of electricity in China
o	($2.3) million from foreign currency translation adjustment
•	Gross margin was 51.4%, compared to 45.9% in Q3 2018;
•	Loss before income tax and noncontrolling interests from continuing operations was $4.5 million, compared to income of $3.6 million in Q3 2018 and $ 2.0 million in Q4 2017;
•	Connected 30.0 MW of DG projects in Poland, 7.7 MW of “micro projects” in Hungary, and 1.6 MW of rootop DG projects in China.

Revenue

Fourth quarter revenue was $5.6 million, down substantially both year-over-year and sequentially and well below guidance. Two asset sales we expected to have completed in Hungary (7.7 MW) and Poland (14 MW) were delayed, as due diligence on those assets took longer than anticipated. Energy sales were $5.4 million, mostly from the 37.9 million KwH generated by our rooftop DG projects in China.

Full year revenue of $96.9 million was down from 2017 mainly because of the project sales that slipped out of Q4. Had those sales been recognized as planned, revenue would have been up 14% year-over-year, representing our second consecutive year of growth.

Gross Profits and Gross Margin

Gross profit was $2.9 million in Q4 of 2018, yielding a gross margin of 51.4%. This compares to a gross profit of $8.6 million and gross margin of 45.9% in Q3 of 2018, and a gross profit of $6.8 million and gross margin of 10.5% in Q4 of 2017. The increase in gross margin was due to the improved margin from project sales For the full year 2018, gross profit was $28.1 million, yielding a gross margin of 29.0%. This compares to a gross profit of $14.1 million and gross margin of 13.7% in 2017. The better gross margin was due to the disposal of the manufacturing business in the second half of 2017, combined with the greater proportion of higher-margin electricity sales.

Operating Expenses

Q4 operating expenses were $4.8 million, up from $2.9 million in Q3 of 2018 and $1.9 million in Q4 of 2017. Both sales and marketing expenses of $0.5 million and general and administrative expenses of $2.5 million were generally unchanged sequentially, as the Company exercised disciplined expense control.

Operating loss in Q4 of 2018 was $1.9 million, compared to operating income of $5.7 million in Q3 of 2018 and operating income of $4.9 million in Q4 of 2017. Operating margin was -34% in Q4 of 2018, compared to 30.4% in Q3 of 2018.

ReneSola Q4 and Full Year 2018 Letter to Shareholders

For the full year 2018, operating expenses were $12.5 million, up from $7.6 million in 2017. Sales and marketing expenses were $0.9 million, down from $1.7 million in 2017. General and administrative expenses were $10.2 million, up from $6.2 million in 2017. Operating income was $15.5 million in 2018, compared to $6.6 million in 2017. Operating margin was 16.0% in the full year of 2018, up from 6.4% in 2017.

Net Income

Net loss was $4.3 million in Q4 of 2018, compared to net income $3.6 million in Q3 of 2018 and net income of $1.7 million in Q4 of 2017. Net income was $5.1 million in the full year 2018, compared to $3.2 million in 2017.

Financial Position

Our balance sheet remains healthy. We had year-end cash and equivalents of $6.8 million, down $1.3 million over the course of the quarter. We incurred capital expenditures for construction activity on our projects in Poland and Hungary. Long-term borrowings were $41.4 million as of December 31, 2018, compared to $73.3 million as of September 30, 2018. The decrease was mainly due to the reclassification of the $40.7 million Poland construction loan from long term borrowings to short term borrowings, which are due in December 2019. Long-term failed sale-lease back and capital lease liabilities, associated with the financial leasing payables for rooftop projects in China, were $77.9 million as of December 31, 2018, compared to $79.9 million as of September 30, 2018.

Project Pipeline

The development pipeline is strong at around 1.7 GW, of which 773 MW are late-stage. This late stage features 772.5 megawatts in the US, Canada, Poland, France, Hungary, Spain, India, South Korea, Vietnam, and China. Approximately 54 .3MW of the late stage is under construction.

Late-stage projects include (i) projects with the legal right to develop based on definitive agreements, including the projects held by project SPVs or joint-ventured project SPVs where control can be purchased by the Company once the late stage is reached, and (ii) projects for which a PPA or FiT has been arranged.

ReneSola Q4 and Full Year 2018 Letter to Shareholders

The following table highlights our late-stage project pipeline by location:

Project Location	Late-stage (MW)	Under Construction (MW)
US	340.2	24.1
Canada	7.6	7.6
Poland	37.0	11.0
Hungary	33.6	--
France	71.5	--
Spain	12.0	--
India	50.0	--
South Korea	9.0	--
Vietnam	200.0	--
China	11.6	11.6
Total	772.5	54.3

Operating Assets and Completed Projects for Sale

We continue to pursue opportunities around the world. We believe our development strategy can capitalize on key trends in solar energy development, such as rooftop DG and community solar. Our risk profile is attractive, due to the geographic diversification of our assets. We currently own 231.7 MW of operating rooftop projects. Of the 231.7 MW of assets, we operate 212 MW of rooftop projects in China, 15.4 MW in Romania, and 4.3 MW in the United Kingdom. Looking ahead, we have 11.6 MW of rooftop projects under construction in China.

Operating Assets	Capacity (MW)
China DG	212.0
- Zhejiang& Shanghai	75.2
- Jiangsu	13.9
- Henan	61.7
- Anhui	32.1
- Hebei	17.3
- Shandong	7.5
- Fujian	4.3
Romania	15.4
United Kingdom	4.3
Total	231.7

As of December 31, 2018, we had 51.7 MW of completed projects, which are currently for sale.

Completed Projects for Sale	Capacity (MW)
Hungary	7.7
Poland	44.0
Total	51.7

Development Update by Region

China

In China, we now operate approximately 212 MW of rooftop solar, concentrated in a few eastern provinces with favorable development environments. The commercial and industrial electricity prices in those provinces are relatively high, and electricity off-takers are generally credit-worthy enterprises. Self-consumption DG projects in those provinces are attractive investments. In order to evolve the Company into an asset-light solar project developer, we expect eventually to monetize our China DG assets. This will further strengthen our balance sheet, reduce leverage, and improve cash flow.

ReneSola Q4 and Full Year 2018 Letter to Shareholders

In addition to DG projects, we intend to develop and monetize 350MW of ground-mounted unsubsidized projects located in the Northern provinces in 2019.

China: Late-stage Pipeline	Capacity (MW)	Business Model
-Zhejiang & Shanghai	8.6	Project Development
-Jiangsu	3.0	Project Development
China DG	11.6

United States

The US remains a large and important market for us. Our late-stage projects total 340.2 MW, of which 119.1 MW are community solar projects in Minnesota and New York. Additionally, we are pursuing small utility-scale projects in Utah, Texas, Florida, Arizona, Colorado and California. Of the late-stage projects, 24.1 MW of which are under construction and expected to be connected to the grid in the second quarter of 2019.

On March 15, 2019, ReneSola and Nautilus Solar Energy announced Nautilus's acquisition of a 21.1 MW community solar portfolio in Minnesota that was developed by ReneSola. Nautilus is a leading U.S. company engaged in solar project acquisition, development and asset management. This project portfolio represents Nautilus’s third acquisition of community solar assets from ReneSola. Similar to the previous acquisitions announced between both parties in 2017 and 2018, this community solar portfolio is also qualified under Xcel Energy's industry leading community solar program.

US: Late-stage Pipeline	Location	Capacity (MW)	Project Type	Status	Expected COD	Business Model
RP-NC	NC	24.1	Utility	Construction	2019	Project Development
Utah	UT	10.7	Self-consumption / DG	Development	2019	Project Development
RP-MN	MN	21.6	Community Solar	Development	2019	Project Development
MN-VOS	MN	12.6	Community Solar	Development	2019	Project Development
New York	NY	84.9	Community Solar	Development	2019	Project Development
RP-CA	CA	21.3	Utility	Development	2019	Project Development
Florida	FL	100.0	TBD	Development	2019/2020	Project Development
Alpine	TX	65.0	TBD	Development	2019/2020	Project Development
	Total	340.2

Canada

In Canada, we have 7.6 MW of late-stage projects, all of which are under construction and should connect to the grid in the second quarter of 2019. All 7.6 MW of projects are eligible for the FiT 3 scheme.

Canada: Late-stage Pipeline	Location	Capacity (MW)	Project Type	Status	Expected COD	Business Model
FiT3	Ontario	7.6	DG	Construction	2019	Project Development
Total		7.6

ReneSola Q4 and Full Year 2018 Letter to Shareholders

Poland

In Poland, we have total projects of 37 MW, of which 11MW are under construction. We plan for the 11 MW to come online gradually throughout the second quarter of 2019. These are all part of the projects awarded to us in the government auction last year. Our Poland portfolio consists of 55 installations of 1 MW each.

In November of 2018, we announced that we were awarded 26 solar utility projects in Poland with capacity of 1 MW for each. All of these 26 projects are under the CFD regime and eligible for a 15-year guaranteed tariff of PLN 354.8 to 358.8 per MWh, close to the highest auction price of PLN 364.9/MWh. We are excited to once again have been awarded the utility projects in Poland. This project win validates our ability to deliver reliable, cost-competitive distributed power to serve the growing energy demand in the region.

Poland: Late-stage Pipeline	Location	Capacity (MW)	Project Type	Status	Expected COD	Business Model
Auction 2017 Jun	Poland	11.0	DG	Construction	2019	Project Development
Auction 2018 Jun	Poland	26.0	DG	Ready to build	2019	Project Development
Total		37.0

Hungary

In Hungary, we continue to invest in small-scale DG projects. Our late-stage pipeline has more than 67 “micro projects”, with an average size of 0.5 MW per project, bringing total capacity to 33.6 MW. All of these “micro projects” will start construction in the second quarter of 2019.

Additionally, in February of 2019, we announced that we entered into a bridge financing agreement with Eiffel Energy Transition Fund for our solar projects in Hungary and Poland. Under the terms of the agreement, Eiffel Energy Transition Fund will finance ReneSola's 41.3 MW projects in Hungary and 55MW projects in Poland in the amount of 13,428,000 Euro. This facility demonstrates the confidence that the capital markets put in our ability to successfully develop projects in these geographies. We continue to expect both Hungary and Poland to be growth markets for us in the years ahead.

Hungary: Late-stage Pipeline	Location	Capacity (MW)	Project Type	Status	Expected COD	Business Model
Portfolio of “Micro PPs”, 0.5 MW each	Hungary	33.6	DG	Ready to build	2019	Project Development
Total		33.6

India

In India, we have secured a project pipeline of 50 MW. Most projects are ground-mounted open access projects, similar to U.S. community solar. Indian projects can sell electricity to different commercial & industrial off-takers under long-term PPAs. Our strategy in India is a pure project developer model. We would like to develop projects to the shovel-ready stage and then sell the project rights to investors. This model allows us to leverage our expertise in project development and our global network of solar project investors.

Other Geographies: Late-stage Pipeline	Location	Capacity (MW)	Project Type	Status	Expected COD/Sale	Business Model
Rajasthan	India	50.0	DG	Development	2019/2020	Project Development
Total		50.0

ReneSola Q4 and Full Year 2018 Letter to Shareholders

France

In France, we formed a strategic partnership with Green City Energy to jointly develop four solar parks with a total installed capacity of 69.0 MW in 2018. With a total installed capacity of 69 MW, the four parks will generate approximately 105 million kW hours of electricity per year. Additionally, the Company was awarded solar projects in France with a combined capacity of 2.5 MW in the last tender. Our total project pipeline in France is now at 71.5 MW.

France: Late-stage Pipeline	Location	Capacity (MW)	Project Type	Status	Expected COD	Business Model
SOLARPARK	France	69.0	Utility	Development	2020/2021	Project Development
SPV2	France	2.5	DG	Development	2019	Project Development
Total		71.5

Other Geographies

Beyond those geographies, we are actively pursuing opportunities in other international markets, including Spain, South Korea and Vietnam. In Spain, we have a late-stage pipeline of 12 MW of private PPA projects, and in South Korea we secured a 9 MW ground mounted project.We are making meaningful progress in Vietnam , where we obtained the land right of a 200 MW ground mounted project.

Other Geographies: Late-stage Pipeline	Location	Capacity (MW)	Project Type	Status	Expected COD	Business Model
Spain PPA	Spain	12.0	Utility	Development	2019	Project Development
South Korea	South Korea	9.0	Utility	Development	2019	Project Development
Vietnam	Vietnam	200.0	Utility	Development	2019/2020	Project Development
Total		221.0

In sum, we have a geographically diversified project portfolio, and I am optimistic about the opportunities ahead of us.

Outlook

For 2019, we expect our project business to generate revenue in the range of $150 to $170 million and overall gross margin in the range of 20% to 25%. For the first quarter of 2019, we expect revenue to be in the range of $8 to $10 million and overall gross margin in the range of 0% to 5%. The majority of our operating expenses are headcount related. We ended the year with 222 full-time employees, down from 314 employees in 2017. We will continue to streamline our operations with prudent cost control.

Conclusion

Our strategy is to execute a global asset-light project development model, with a focus on distributed generation and community solar. Our revenue streams come from the sale of shovel-ready project rights, the sale of build-and-transfer projects after grid connection, and the sale of electricity from IPP business . Our best margins result from monetizing project rights and from electricity sales. Downstream projects represent a large global opportunity for us, and we are excited about our business prospects. Our talented team, diversified geographic coverage and record of accomplishment put us in a prime position to grow profitably.

ReneSola Q4 and Full Year 2018 Letter to Shareholders

In closing, I would like to thank our customers, partners and shareholders for their continued support and contribution to our strong results. I especially want to thank our employees for their hard work and dedication. We enter 2019 in a position of strength. We continue advancing toward our goal of becoming a global leader in solar power project development. We are optimistic about the outlook, and look forward to building upon our success in the years ahead.

Sincerely,

/s/ Xianshou Li

Xianshou Li

Chairman and Chief Executive Officer

ReneSola Ltd.

ReneSola Q4 and Full Year 2018 Letter to Shareholders

Appendix

Adoption of New Accounting Policy

Effective from January 1, 2018, ReneSola adopted the new revenue recognition policy, ASC 606 — Revenue from Contracts with Customers, using the modified retrospective method in accordance with US GAAP (“ASC 606”). As a result of adopting ASC 606, the Company recognized the cumulative effect of initially applying the revenue standard as an increase of approximately USD 0.9 million to the opening balances of retained earnings in the first quarter of 2018. There was no adjustment in the fourth quarter of 2018.

Conference Call Details

ReneSola's management will host an earnings conference call on April 8, 2019 at 8:30 a.m. U.S. Eastern Time (8:30 p.m. China Standard Time).

Dial-in details for the earnings conference call are as follows:

	Phone Number	Toll-Free Number
United States	+1 (845) 675-0437	+1 (866) 519-4004
Hong Kong	+852 30186771	+852 (800) 906601
China	+86 (800) 819-0121 +86 (400) 620-8038
Other International	+65 6713-5090

The call passcode is 2773517.

The Company requests listeners to dial in ten minutes before the scheduled start time, in order to avoid delays in registering.

A replay of the conference call may be accessed by phone at the following numbers until April 15, 2019. To access the replay, please again reference the conference passcode 2773517.

	Phone Number	Toll-Free Number
United States	+1 (646) 254-3697	+1 (855) 452-5696
Hong Kong	+852 3051-2780	+852 (800) 963117
Mainland China	+86 (800) 870-0206 +86 (400) 602-2065
Other International	+61 (2) 8199-0299

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of ReneSola's website at http://www.renesolapower.com.

About ReneSola

Founded in 2005, and listed on the New York Stock Exchange in 2008, ReneSola (NYSE: SOL) is an international leading brand of solar project developer and operator. Leveraging its global presence and solid experience in the industry, ReneSola is well positioned to develop green energy projects with attractive return around the world. For more information, please visit www.renesolapower.com.

ReneSola Q4 and Full Year 2018 Letter to Shareholders

Safe Harbor Statement

This press release contains statements that constitute ''forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when the Company describes what it "believes," "plans," "expects" or "anticipates" will occur, what "will" or "could" happen, and other similar statements), you must remember that the Company's expectations may not be correct, even though it believes that they are reasonable. Furthermore, the forward-looking statements are mainly related to the Company’s continuing operations and you may not be able to compare such information with the Company’s past performance or results. The Company does not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in the Company's filings with the U.S. Securities and Exchange Commission, including the Company's annual report on Form 20-F. The Company undertakes no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though the Company's situation may change in the future.

For investor and media inquiries, please contact:

In China:

ReneSola Ltd

Ms. Ella Li

+86 (21) 6280-9910 x206

ir@renesolapower.com

The Blueshirt Group Asia

Mr. Gary Dvorchak, CFA

+86 (138) 1079-1480

gary@blueshirtgroup.com

In the United States:

The Blueshirt Group

Mr. Ralph Fong

+1 (415) 489-2195

ralph@blueshirtgroup.com

ReneSola Q4 and Full Year 2018 Letter to Shareholders

RENESOLA LTD

Unaudited Consolidated Balance Sheets

(US dollars in thousands)

	Dec 31,	Sep 30,	Dec 31,
	2018	2018	2017
ASSETS
Current assets:
Cash and cash equivalents	6,750	8,067	13,429
Restricted cash	2,276	2,582	-
Accounts receivable, net of allowances for doubtful accounts	34,484	39,155	23,312
Inventories , net of inventory provisions	-	169	-
Advances to suppliers-current, net	380	649	380
Value added tax recoverable	12,808	16,784	15,229
Prepaid expenses and other current assets	14,319	6,740	10,543
Project assets current	64,258	63,479	76,556
Deferred project costs current	-	-	17,957
Contract costs	-	375	12,669
Total current assets	135,275	138,000	170,075

Property, plant and equipment, net	190,787	192,541	154,659
Deferred tax assets-non-current, net	1,111	1,103	59
Project assets non-current	44,082	43,023	7,481
Other non-current assets	6,459	774	3,425
Total assets	377,714	375,441	335,699

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Short-term borrowings	44,465	7,123	6,606
Accounts payable	12,050	24,556	25,788
Advances from customers-current	103	19	237
Amounts due to related parties	23,239	22,401	60,370
Other current liabilities	52,749	37,932	30,515
Income tax payable	707	796	330
Salary payable	425	471	560
Deferred project revenue current		-	20,792
Total current liabilities	133,738	93,298	145,198

Long-term borrowings	41,435	73,294	32,514
Failed sale-lease back and capital lease liabilities	77,875	79,922	67,505
Total liabilities	253,048	246,514	245,217

Shareholders' equity
Common shares	519,313	519,313	519,226
Additional paid-in capital	9,364	8,665	9,012
Accumulated deficit	(433,514)	(428,408)	(435,518)
Accumulated other comprehensive loss	(4,493)	(4,790)	(2,238)
Total equity attributed to ReneSola Ltd	90,670	94,780	90,482
Noncontrolling interest	33,996	34,147	-
Total shareholders' equity	124,666	128,927	90,482

Total liabilities and shareholders' equity	377,714	375,441	335,699

ReneSola Q4 and Full Year 2018 Letter to Shareholders

RENESOLA LTD

Unaudited Consolidated Statements of Income

(US dollars in thousands, except ADS and share data)

	Three Months Ended			Twelve Months Ended
	Dec 31, 2018	Sep 30, 2018	Dec 31, 2017	FY 2018	FY 2017

Net revenues	5,574	18,765	64,809	96,906	102,974
Total net revenues	5,574	18,765	64,809	96,906	102,974
Cost of revenues	(2,708)	(10,152)	(57,975)	(68,837)	(88,842)
Gross profit	2,866	8,613	6,834	28,069	14,132

Operating (expenses) income:
Sales and marketing	(466)	(119)	(617)	(886)	(1,710)
General and administrative	(2,499)	(2,599)	(1,664)	(10,199)	(6,179)
Other operating income (expenses)	(1,796)	(189)	355	(1,453)	313
Total operating expenses	(4,761)	(2,907)	(1,926)	(12,538)	(7,576)

Income (loss) from operations	(1,895)	5,706	4,908	15,531	6,556
Non-operating (expenses) income:
Interest income	-	145	(7)	194	51
Interest expense	(1,882)	(2,680)	(1,113)	(8,704)	(3,936)
Foreign exchange gains (losses)	(1,069)	406	(1,740)	(2,461)	895
Other income (loss)	305		(58)	347	(44)
Income (loss) before income tax, noncontrolling interests	(4,541)	3,577	1,990	4,907	3,522

Income tax expense	202	(3)	(290)	189	(322)
Net income (loss) from continuing operations	(4,339)	3,574	1,700	5,096	3,200

Discontinued Operations:
Income from discontinued operations	-	-	-	-	31,258

Net Income(loss)	(4,339)	3,574	1,700	5,096	34,458

Less: Net income attributed to noncontrolling interests	142	2,084	-	3,337
Net income/(loss) attributed to Renesola Ltd	(4,481)	1,490	1,700	1,759	34,458

Income/(loss) attributed to ReneSola Ltd per share from continuing operations
Basic	(0.01)	0.00	0.00	0.00	0.01
Diluted	(0.01)	0.00	0.00	0.00	0.01
Income attributed to ReneSola Ltd per share from discontinued operations
Basic	-	-	-	-	0.13
Diluted	-	-	-	-	0.13

Weighted average number of shares used in computing income/(loss) per share
Basic	380,818,902	380,818,902	380,555,641	380,752,929	246,899,286
Diluted	380,818,902	380,818,902	380,579,653	380,752,929	246,905,289

ReneSola Q4 and Full Year 2018 Letter to Shareholders

RENESOLA LTD

Unaudited Consolidated Statements of Cash Flow

(US dollar in thousands)

	For The Year Ended
	Dec 31, 2018	Dec 31, 2017
Net cash provided by (used in) operating activities	(51,086)	18,430

Net cash used in investing activities	(40,400)	(156,354)

Net cash provided by financing activities	85,825	102,404

Effect of exchange rate changes	1,258	11,613
Net decrease in cash and cash equivalents and restricted cash	(4,403)	(23,907)
Cash and cash equivalents and restricted cash, beginning of year	13,429	37,336
Cash and cash equivalents and restricted cash, end of year	9,026	13,429

ReneSola Q4 and Full Year 2018 Letter to Shareholders